Exhibit 99.2

Consent of Independent Auditors

We hereby consent to the use in this Annual Report on Form 40-F of Thomson Reuters Corporation and Annual Report on Form 20-F of Thomson Reuters PLC (collectively, the “joint Form 40-F/20-F”) of our report dated March 26, 2009 relating to Thomson Reuters Corporation’s consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this joint Form 40-F/20-F.

Furthermore, we also consent to the incorporation by reference in Thomson Reuters Corporation’s registration statements on Form F-9 (No. 333-156187), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-135721), Form S-8 (No. 333-152029) and Form F-3 (No. 333-150560) and Thomson Reuters PLC’s registration statements on Form F-3 (No. 333-156189) and Form S-8 (No. 333-152029-01) of our report dated March 26, 2009 relating to Thomson Reuters Corporation’s consolidated financial statements and the effectiveness of internal control over financial reporting.

We also consent to the reference to us under the heading "Interest of Experts" in the Annual Report which appears in this joint Form 40-F/20-F.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 26, 2009